MOL Plc.
Finance

RECEIVED

2007 JAN 17 A 11:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29th December, 2006

07020388

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~ PLT.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

PROCESSED

JAN 19 2007

THOMSON FINANCIAL

INVESTOR NEWS

29. December 2006

MOL acquired 100% stake in BaiTex LLC

MOL Hungarian Oil and Gas Public Limited Company has won the tender for the acquisition of 100% of BaiTex LLC in Russia from Texas-based VF-NEFT Development LLC and RusOil LLC. After the receipt of the approval of the Federal Antimonopoly Service of Russia, the transaction was closed on December 28, 2006 when MOL gained 100% ownership of BaiTex LLC. Parties agreed not to disclose the purchase price, which reflects the fair market value of Russian oil producing assets with similar characteristics, maturity and development potential.

BaiTex LLC owns the license to the subsoil under the Baituganskoye oil producing field in the Volga-Ural region, one of Russia's main oil producing provinces. The infrastructural provision of the area is good, the field has direct pipeline connection to the main Transneft pipeline system. The asset had 66.7 million barrels of proven and probable reserves in accordance to the reserve audit provided by DeGolyer and MacNaughton as of December 31, 2005. The present level of production is 1 800 bbl/day of crude with 26 API degree and low sulphur content. Peak production and investment need are subject to geological and technical uncertainties, however, according to the field development plans of MOL, daily production can be increased to 14 thousand barrel, while USD 200-250 million will be spent on field development.

The purchase of BaiTex LLC is an excellent fit with MOL's strategy, which is focused on acquisition of further exploration and production projects in Russia.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.

INVESTOR NEWS

4 January 2007

MOL has acquired an ownership in the MSZKSZ Zrt.

MOL Plc. hereby announces that on 3 January 2007 it acquired 62% ownership in the MSZKSZ Zrt., which was established by the Hungarian Hydrocarbon Stockpiling Association (MSZKSZ) to develop a strategic gas storage facility with 1.2 bn m^3 capacity.

The planned gas storage facility will be developed from a producing gas field (Szőreg-1 field). The necessary capital expenditure is HUF 150 bn, which includes the HUF 65 bn purchase price of the field which is sold by MOL to MSZKSZ. The development is expected to be completed by 2010. The Szőreg-1 field has 2.4 bn m^3 cushion gas. In 2006 the production of the field exceeded 450 mn m^3 gas and 32 thousand tonnes crude oil. The cash flow not earned from the production will be fully compensated by the purchase price.

The planned investment fits well to MOL's strategy, the return on the investment is in line with MOL's targeted return.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043